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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

September 26, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 550 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to Jonathan Blaha and me during a telephonic discussion on July 17, 2023 with respect to your review of Post-Effective Amendment No. 550 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 1, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Nasdaq-100 Core Premium Income ETF (formerly, “Goldman Sachs U.S. Tech Index Equity Premium Income ETF”) and Goldman Sachs S&P 500 Core Premium Income ETF (formerly, “Goldman Sachs U.S. Equity Premium Income ETF”), each a new series of the Registrant (each, a “Fund” and together, the “Funds”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration agreement.

Prospectus

1.

Comment: For the Goldman Sachs U.S. Tech Index Equity Premium Income ETF, the Staff notes that the Fund’s name includes the term “Index”; however, the Fund is actively managed and is not an index fund. Please revise the Fund’s name to remove the term “Index” or explain why including the term “Index” is not misleading.

Response: The Registrant notes that each Fund’s name has changed since the filing of the Amendment and, as a result, the term “Index” is no longer included in Goldman Sachs U.S.

Tech Index Equity Premium Income ETF’s name. Although each Fund now includes the name of an index in its name, the Registrant does not believe that the Funds’ names are misleading. The Registrant notes that each Fund has a policy to invest at least 80% of its net assets in equity investments of companies that are included in the index specified in the Fund’s name (“80% Policy”). The Registrant further notes that neither Section 35 of the Investment Company Act of 1940, as amended (the “1940 Act”) nor the adopting release for Rule 35d-1 thereunder explicitly prohibits the use of the name of an index by a fund whose investment strategies include aspects of both active and passive management. See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011) (the “Adopting Release”).1 Second, the Registrant notes that while the Funds will not operate as “pure” index funds, each Fund will generally seek to maintain style, capitalization and industry characteristics similar to its index and the Fund’ performance, while not intended to closely track its index, is expected to be largely correlated to the performance of its index. In addition, the equity portion of the Fund’s portfolio will generally be invested in the benchmark components in approximately the same weighting that such components have within the benchmark at the applicable time, though, under various circumstances, it may not be possible or practicable to purchase all of the securities in the benchmark in approximate benchmark weight. Third, each Fund’s name also contains the phrase “Premium Income,” which is intended to inform investors of the Fund’s active management designed to provide monthly distributions via the Fund’s Option Strategy, as further detailed in the Fund’s prospectus. Accordingly, the Registrant respectfully believes that the use of the names of the indexes in the Funds’ names is not misleading.

2.	Comment: Please provide the completed “Annual Fund Operating Expenses” tables for the Funds.

Response: The Funds’ completed “Annual Fund Operating Expenses” tables are attached hereto as Exhibit A to this correspondence.

3.	Comment: Please disclose each Fund’s benchmark by name in the first sentence of the “Summary – Principal Investment Strategies” section.

Response: The Registrant acknowledges the Staff’s comment; however, the Registrant respectfully believes that a Fund’s index is not required to be included in its 80% Policy, which is consistent with other series of the Registrant that have an underlying index. In addition, each Fund’s disclosure has been revised to disclose the Fund’s index in the first paragraph of the “Summary – Principal Investment Strategies” section.

1 The Registrant notes that even though the Funds will not track the performance of an index, each Fund has adopted an 80% Policy that is consistent with the Staff’s stated expectation in the Adopting Release: “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

4.

Comment: For each Fund, please disclose under the “Summary – Principal Risks of the Fund” section the unique risks posed by investments in preferred stocks, warrants, futures and forwards. If these are not part of the Fund’s principal investment strategies, please remove references to them in the second sentence under the “Summary – Principal Investment Strategy” and “Investment Management Approach—Principal Investment Strategies” sections of the Prospectus.

Response: The Funds’ disclosure has been revised to include Derivatives Risk, which discusses futures and forwards, as a principal risk of the Funds. In addition, the Registrant notes that each Fund, in pursuing its 80% Policy, may invest in different types of equity investments, including preferred stocks and warrants, to the extent necessary to gain exposure to the constituents of the Fund’s index. Furthermore, the primary economic risks associated with preferred stocks and warrants are currently disclosed under Stock Risk. Accordingly, while each Fund does not intend to invest in preferred stocks and warrants as principal investment strategies, the Registrant respectfully believes that current references to those types of investment are appropriate.

5.	Comment: If the “Acquired Fund Fees and Expenses” will exceed one basis point, please include it as a separate line item in the Funds’ “Annual Fund Operating Expenses” tables.

Response: The Registrant hereby confirms that the Funds’ “Acquired Fund Fees and Expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Funds’ “Annual Fund Operating Expenses” tables is not required.

6.

Comment: In the third sentence of the first paragraph of each Fund’s “Summary—Principal Investment Strategies” section and in first sentence of the second paragraph of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, please explain the circumstances when the Fund will invest directly in stocks included in the benchmark instead of when it will invest in pooled investment vehicles containing stocks included in the benchmark.

Response: The Registrant submits that each Fund is not expected to gain exposure to its index by investing in pooled investment vehicles containing stocks included in such index and is expected to invest in pooled investment vehicles for cash management purposes. However, the Funds reserve the right to generally invest in pooled investment vehicles. The Funds’ disclosures have been revised accordingly.

7.

Comment: In the third sentence of the first paragraph of each Fund’s “Summary—Principal Investment Strategies” section and in the first sentence of the second paragraph of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, please clarify whether “selling call options with exposure to the benchmark” refers to selling call options on the benchmark index or selling call option on securities whose issuers are included in the benchmark.

Response: The disclosures referenced above has been revised to clarify that each Fund generally expects to sell call options with an underlier that provides economic exposure to the Fund’s index, such as an exchange-traded fund that seeks to track such index, and not on securities of issuers included in such index.

8.

Comment: In the final sentence of the first paragraph of each Fund’s “Summary—Principal Investment Strategies” section and of the second paragraph of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, please clarify what is meant by the “majority of the returns associated with the benchmark,” (i.e., whether the disclosure is referring to returns from the benchmark itself or from the companies in the benchmark).

Response: The Registrant respectfully believes that the phrase “the majority of the returns associated with the benchmark” clearly refers to the returns of the benchmark itself and not to the returns of individual companies included in the benchmark, particularly in light of disclosures elsewhere regarding each Fund’s strategy of investing primarily in its index’s constituents. The Registrant further notes that this phrase is used by other operating funds that pursue similar investment strategies. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.	Comment: Please explain if and when the Funds will periodically rebalance its portfolio.

Response: The Funds’ disclosure has been revised to state that each Fund will rebalance the portion of its portfolio that invests in companies included in the Fund’s index in accordance with the rebalance schedule of that index.

10.

Comment: In each Fund’s “Summary—Principal Investment Strategies” section of the Prospectus, please consider moving the second paragraph to after what is currently the third paragraph of this section. Please make corresponding changes to the “Investment Management Approach—Principal Investment Strategies” section.

Response: The Registrant has incorporated this comment.

11.

Comment: In the third paragraph of each Fund’s “Summary—Principal Investment Strategies” section and in fourth paragraph of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, please discuss:

a.	what determines the overwrite level (i.e., why it may be x% one month and y% the next month),
b.	how the strike price of options will be determined,
c.	how long before the options expire, and
d.	whether the Fund plans to roll any of these options.

Response: The Registrant acknowledges the Staff’s comment and respectfully believes that the level of specificity requested with respect to the Option Strategy is not required by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

12.

Comment: In the third paragraph of each Fund’s “Summary—Principal Investment Strategies” section and in the fourth paragraph the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, regarding the use of call options, please clarify whether the call options that the Fund writes will be covered and whether the Fund will own the underlying stock directly for such coverage.

Response: The Registrant has revised the disclosure to include the following: “The Fund intends to sell call options on underliers (e.g., an ETF that tracks an index) that provide similar economic exposure to the Fund’s holdings.” The Registrant notes that such options may be considered covered because, while the Fund does not own the option underlier (e.g., the ETF), the Fund will own the underlying stocks directly for such coverage.

13.

In the sixth paragraph of each Fund’s “Summary—Principal Investment Strategies” section and in the seventh paragraph of the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus, please discuss the specific types of fixed income securities in which the Funds may invest and include corresponding risk disclosure.

Response: The disclosures referenced above have been revised so that references to the Funds’ fixed income investments are only included in the “Investment Management Approach—Principal Investment Strategies” section of the Prospectus and to reflect that the Funds may invest in fixed income securities that are cash equivalents (including money market funds) and U.S. Treasury Securities.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP

Exhibit A

Goldman Sachs Nasdaq-100 Core Premium Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.35%
Fee Waiver[2]	(0.06)%

Total Annual Fund Operating Expense after Fee Waiver	0.29%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

[2]

The Investment Adviser has agreed to waive its management fee in order to achieve an effective net management fee rate of 0.29% as an annual percentage rate of average daily net assets of the Fund through at least December 29, 2024, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example

1 Year	3 Years
$30	$106

Goldman Sachs S&P 500 Core Premium Income ETF

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.35%
Fee Waiver[2]	(0.06)%

Total Annual Fund Operating Expense after Fee Waiver	0.29%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

[2]

The Investment Adviser has agreed to waive its management fee in order to achieve an effective net management fee rate of 0.29% as an annual percentage rate of average daily net assets of the Fund through at least December 29, 2024, and prior to such date the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example

1 Year	3 Years
$30	$106